UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
Amendments Thereto Filed Pursuant to Rule 13d-2(a)

21VIANET GROUP, INC.

(Name of Issuer)

Class A Ordinary Shares, Par Value $0.00001

(Title of Class of Securities)

90138A103

(CUSIP Number)

Francis Ng

King Venture Holdings Limited

Kingsoft Tower No. 33

Xiaoying West Road

Haidian District, Beijing 100085

The People’s Republic of China

Telephone: +(86) 10 82325515

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 10, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	90138A103

1.	NAME OF REPORTING PERSON: King Venture Holdings Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 57,337,393(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 57,337,393
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 57,337,393(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.1% of the Class A Ordinary Shares(1), (2)
14.	TYPE OF REPORTING PERSON CO

(1) Representing 39,087,125 Class A Ordinary Shares and 18,250,268 Class B Ordinary Shares, assuming the conversion of all Class B Ordinary Shares beneficially owned by the Reporting Person into Class A Ordinary Shares.

(2) Represents approximately 20.1% of the voting power of the ordinary shares of the Issuer. Represents approximately 11.4% of the total ordinary shares of the Issuer assuming the conversion of all outstanding Class B Ordinary Shares into Class A Ordinary Shares. Based on 438,208,805 Class A Ordinary Shares and 66,506,248 Class B Ordinary Shares outstanding as of April 10, 2015.

CUSIP No.	90138A103

1.	NAME OF REPORTING PERSON: Kingsoft Corporation Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 57,337,393(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 57,337,393
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 57,337,393(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.1% of the Class A Ordinary Shares(1), (2)
14.	TYPE OF REPORTING PERSON CO

(1) Representing 39,087,125 Class A Ordinary Shares and 18,250,268 Class B Ordinary Shares, assuming the conversion of all Class B Ordinary Shares beneficially owned by the Reporting Person into Class A Ordinary Shares.

(2) Represents approximately 20.1% of the voting power of the ordinary shares of the Issuer. Represents approximately 11.4% of the total ordinary shares of the Issuer assuming the conversion of all outstanding Class B Ordinary Shares into Class A Ordinary Shares. Based on 438,208,805 Class A Ordinary Shares and 66,506,248 Class B Ordinary Shares outstanding as of April 10, 2015.

Introductory Note

This amendment No. 1 (“Amendment No.1”) to Schedule 13D is jointly filed on behalf of King Venture Holdings Limited, a company incorporated under the laws of the Cayman Islands (“King Venture”), and Kingsoft Corporation Limited, a company incorporated under the laws of the Cayman Islands (“Kingsoft”, together with King Venture, each a “Reporting Person” and collectively, the “Reporting Persons”), with respect to 21Vianet Group, Inc. (the “Issuer”).

This Amendment No. 1 amends and supplements the statement on Schedule 13D jointly filed on behalf of the Reporting Persons with the United States Securities and Exchange Commission (the “SEC”) on January 15, 2015 (the “Original Schedule 13D”), and represents the initial statement on Schedule 13D filed jointly by the Reporting Persons. Except as provided herein, this Amendment No.1 does not modify any of the information previously reported on the Original Schedule 13D.

Item 4. Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On June 10, 2015, Kingsoft, Sheng Chen (the “Founder”) and Tsinghua Unigroup International Co., Ltd. (“Unigroup”, together with Kingsoft and the Founder, each a “Consortium Member” and collectively the “Consortium Members”), on behalf of themselves, submitted a preliminary non-binding proposal (the “Proposal”) to the Issuer’s board of directors. In the Proposal, the Consortium Members proposed to acquire all issued and outstanding shares of the Issuer at the purchase price of US$23 per American Depositary Share (“ADS”) of the Company.

If the transactions contemplated under the Proposal are completed, the ADSs would be delisted from the NASDAQ Global Select Market and the Issuer’s obligations to file periodic reports under the Act would be terminated.

Reference to the Proposal in this Amendment No. 1 are qualified in their entirety by reference to the Proposal.

Except as indicated above, the Reporting Persons have no plans or proposals which relate to or would result in any of the actions specified in (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Company, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and replaced by the following:

(a)-(b) King Venture is the beneficial owner of 57,337,393 Class A Ordinary Shares, representing (i) 39,087,125 Class A Ordinary Shares and 18,250,268 Class B Ordinary Shares, assuming the conversion of all Class B Ordinary Shares held by King Venture into Class A Ordinary Shares, (ii) approximately 13.1% of the outstanding Class A Ordinary Shares, assuming the conversion of all Class B Ordinary Shares held by King Venture into Class A Ordinary Shares, (iii) approximately 11.4% of all outstanding ordinary shares of the Issuer, assuming the conversion of all outstanding Class B Ordinary Shares into Class A Ordinary Shares, and (iv) approximately 20.1% of the voting power of all ordinary shares of the Issuer. The foregoing is based on 438,208,805 Class A Ordinary Shares and 66,506,248 Class B Ordinary Shares outstanding as of April 10, 2015. Class A Ordinary Shares hold one vote per share and Class B Ordinary Shares hold ten votes per share.

Kingsoft, through its ownership of King Venture, may be deemed to share voting and dispositive power over the Class A Ordinary Shares beneficially owned by King Venture.

Pursuant to Section 13(d)(3) of the Act, the Reporting Persons and the Founder may, as a result of the Proposal jointly submitted by the Consortium Members, be considered to be a “group”. Neither the filing of this Amendment No. 1 nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any shares as may be beneficially owned by the Founder for purpose of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c) Except as described in this Schedule 13D, there have been no transactions by the Reporting Persons in securities of the Issuer during the past sixty days. To the knowledge of the Reporting Persons, there have been no transactions by any director or executive officer of any of the Reporting Persons in securities of the Issuer during the past sixty days.

(d) Not applicable.

(e) Not applicable.

Item 6.                          Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

The descriptions of the principal terms of the Proposal under Item 4 are incorporated herein by reference in their entirety.

To the best knowledge of the Reporting Persons, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Issuer.

Item 7.                          Material to be Filed as Exhibits.

Item 7 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Exhibit 7.06                            Proposal Letter dated June 10, 2015 (incorporated herein by reference to Annex A to Exhibit 99.1 to Form 6-K filed by 21Vianet Group, Inc. with the Securities and Exchange Commission on June 11, 2015. *

* Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. King Ventures and Kingsoft hereby agree to furnish supplementally a copy of any omitted schedules to the SEC upon request by the SEC.

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS OF THE REPORTING PERSONS

The business address for each director and executive officer of the Reporting Persons is Kingsoft Tower No. 33, Xiaoying West Road, Haidian District, Beijing 100085, The People’s Republic of China. The name, present principal occupation and citizenship of each director and executive officer of the Reporting Persons is set forth below:

King Venture Holdings Limited

Name and Position	Present Principal Occupation	Citizenship
Yuk Keung NG Director	Executive Director and CFO of Kingsoft Corporation Limited	Hong Kong, PRC
Jun LEI Director	Chairman and CEO of Xiaomi Corporation	People’s Republic of China
Hong Jiang ZHANG Director	Executive Director and CEO of Kingsoft Corporation Limited	Singapore

Kingsoft Corporation Limited

Name and Position	Present Principal Occupation	Citizenship
Hong Jiang ZHANG Director and CEO	Executive Director and CEO of Kingsoft Corporation Limited	Singapore
Yuk Keung NG Director and CFO	Executive Director and CFO of Kingsoft Corporation Limited	Hong Kong, PRC
Tao ZOU Director and Senior Vice President	Executive Director and Senior Vice President of Kingsoft Corporation Limited	People’s Republic of China
Jun LEI Director	Chairman and CEO of Xiaomi Corporation	People’s Republic of China
Pak Kwan KAU Director	Non-executive Director of Kingsoft Corporation Limited	Hong Kong, PRC
Chi Ping LAU Director	Executive Director and President of Tencent Holdings Limited	Hong Kong, PRC
Shun Tak WONG Director	Consultant and operating partner of CITIC Capital Partners Ltd.; a co-founder and acting as Chief Financial Officer of Rokid Corporation Ltd.	Hong Kong, PRC
David Yuen Kwan TANG Director	Partner and Managing Director of Nokia Growth Partner	Hong Kong, PRC
Wenjie WU Director	Chief Strategy Officer of Ctrip.com International, Ltd.	Hong Kong, PRC
Sheng FU Senior Vice President	Senior Vice President of Kingsoft Corporation Limited and CEO of Kingsoft Internet Securities Software Holdings Limited	People’s Republic of China
Ke GE Senior Vice President	Senior Vice President of Kingsoft Corporation Limited and CEO of Kingsoft Application Software Holdings Limited	People’s Republic of China

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 19, 2015

KING VENTURE HOLDINGS LIMITED

By:	/s/Yuk Keung NG
Name: Yuk Keung NG
Title: Director

KINGSOFT CORPORATION LIMITED

By:	/s/Yuk Keung NG
Name: Yuk Keung NG
Title: Director